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                               October 29, 2020

       Ilene Eskenazi
       General Counsel
       PET Acquisition LLC
       10850 Via Frontera
       San Diego, California 92127

                                                        Re: PET Acquisition LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
October 2, 2020
                                                            CIK No. 0001826470

       Dear Mr. Eskenazi:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise the cover page and summary to disclose the conversion rights of the Class A,
                                                        Class B-1, and Class
B-2 common stock. In this regard, we note your disclosure
                                                        elsewhere suggesting
that each share of Class A can be converted into one share of each of Class B-1 and Class
B-2, and that one share each of Class B-1 and Class B-2 may
                                                        together be converted
into one share of Class A.

   2. Please revise to clarify whether you intend to register in this offering the shares of Class A common stock that are
issuable upon conversion of the Class B-1 and Class B-2 common stock.
 Ilene Eskenazi
FirstName  LastNameIlene Eskenazi
PET Acquisition LLC
Comapany
October 29,NamePET
            2020     Acquisition LLC
October
Page  2 29, 2020 Page 2
FirstName LastName
Summary, page 1

3. Please revise to provide a brief history of your relationship with your Sponsor. Your current disclosure is unclear as to why the initial notes were issued and whether there was a pre-existing relationship between Scooby LP and the company or its affiliates.
Increase Engagement and Monetization Across All Channels and Offerings, page 8

4. Please revise your chart indexing the average spend by customers to add explanatory quantifying disclosure.
The loss of any of our key merchandise vendors, page 21

5. With a view towards disclosure, please tell us whether the inability of vendors to supply goods and products to you has had a material effect on your business, including your premium brands, and whether you materially rely on any of the affected vendors.
If we are required to restructure our operations to comply with regulations, page 31

6. Please expand your risk factor to provide additional clarity as to how regulations related to the transportation and sale of small animals might materially affect your business. We note, in particular, that the extent of your involvement in and dependence on the sale of small animals is unclear. Please advise.
Our substantial indebtedness could adversely affect our cash flows, page 39

7. Please revise to also disclose the amount of available credit upon closing of this offering.
Recapitalization and Corporate Conversion, page 55

8. Please substantially revise to provide a more detailed discussion of the corporate conversion here and in the summary, including the timing and individual steps of the conversion, the manner in which you will determine the number of shares of Class A,
         Class B-1, and Class B-2 to be issued, and the basis upon which such shares will be apportioned. In addition, explain in greater detail the transfer of equity from Scooby LP to a newly formed and wholly owned subsidiary, as described on page 12, and whether this transfer is a necessary step of the corporate conversion, reorganization, or otherwise.
Selected Historical Consolidated Financial Data
Non-GAAP Financial Measures
Adjusted EBITDA and Adjusted EBITDA Margin, page 63

9. You account for your Mexico joint venture as an equity method investment. In arriving at
         the non-GAAP measure    adjusted EBITDA    you exclude income/loss
from equity
         method investees, which presumably includes your share of the Mexico joint venture.
         However, you also adjust for 50% of the Mexico joint venture   s
EBITDA in computing
         your adjusted EBITDA. Please tell us why it is appropriate to adjust for the Mexico joint
 Ilene Eskenazi
FirstName  LastNameIlene Eskenazi
PET Acquisition LLC
Comapany
October 29,NamePET
            2020     Acquisition LLC
October
Page  3 29, 2020 Page 3
FirstName LastName
         venture   s EBITDA in excess of your equity method share of the joint venture. Refer to
         Question 100.04 of the staff   s Compliance and Disclosure
Interpretations    Non-GAAP
         Financial Measures    for guidance.

10. You disclose you believe it is useful to include your portion of the results of the Mexico joint venture in computing your adjusted EBITDA as it best reflects the actual performance of your overall business. Please explain to us the basis for your belief.
         Additionally, explain to us why it is appropriate to include the results of the Mexico joint venture but not those of your other equity method investments.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations, page
66

11. We note several instances in which two or more factors are cited as a cause of a variance in financial statement items, like net sales and net cash provided by operating activities.
         Please quantify each factor cited so that investors may understand the magnitude and
         relative impact of each. Refer to section 501.04 of the staff   s
Codification of Financial
         Reporting Releases for guidance.
Quantitative and Qualitative Disclosures about Market Risk, page 82

12. Please explain to us how your disclosure complies with the requirements of Item 305 of
         Regulation S-K and whether more fulsome disclosure is appropriate. Our Transformation, page 86

13. We note that your prospectus highlights the operational changes in your business over the course of the last three years. Please revise here, and elsewhere, to describe in greater detail the specific steps (including acquisitions) that were taken and the costs to you.
         Please also revise to balance your disclosure. In this regard we note that your discussion in the prospectus (e.g., pages 86-88) frequently emphasizes sales growth without a corresponding discussion of associated cost or loss metrics.
Executive Compensation, page 113

14. Please disclose the performance metrics established for the annual cash incentive program for Fiscal 2019, the threshold, target and maximum goals for each metric, and the actual results achieved for each metric.
General

15. You state that you obtained the industry data, estimates, market research, and other information from reports, studies and similar data prepared by third party sources, government data and similar sources. Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what
 Ilene Eskenazi
PET Acquisition LLC
October 29, 2020
Page 4

      consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436.
16. Please revise throughout to describe the material terms of your agreements with the various partners you rely upon to deliver services to your customers. In this regard, please describe your agreements with suppliers, physicians, and distributors. To the extent that these agreements are not individually material, please summarize the material terms of your standard agreements, including payment, term and termination provisions. If material, please file the agreements as exhibits to this registration statement.
17.   In appropriate places in your filing, including the Summary, Risks
Factors and
      Description of Capital Stock sections, please address:

             the extent to which the holders of each class of stock will be limited in their ability to influence corporate matters due to your multi-class structure;
             whether there is a limit to the number or timing of conversions that a stockholder may make between classes of common stock;
             whether converted stock may subsequently be converted back to its original class(es);
             whether ownership of Class B-1 and B-2 shares may separated and, if so, the mechanics and consequences of such separation to the invidual stockholder and to all classes of stockholders;
             the extent to which your multi-class structure may have a dilutive effect on the influence of Class A holders on corporate matters; and
             why voting rights that typically attach to a single share of common stock are divided between Class B-1 and Class B-1 common stock.

       You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                              Sincerely,
FirstName LastNameIlene Eskenazi
                                                              Division of
Corporation Finance
Comapany NamePET Acquisition LLC
                                                              Office of Trade &
Services
October 29, 2020 Page 4
cc:       Andrew Fabens
FirstName LastName